Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES THE COMPLETION OF ITS RESTRUCTURING AND THE OCCURRENCE OF THE RESTRUCTURING EFFECTIVE DATE
•	Restructuring Effective Date has occurred.
•	Details of Reverse Stock Split and details of Share Capital announced.
•	All Restructuring Documents including the New Credit Facility, the Management Services Agreement and the Governance Agreements become effective.
•	The Company's previously announced Extraordinary General Meeting of Shareholders ("UDW EGM") to take place on November 3, 2017.
•
Shareholder Scheme Creditors representing at least two-thirds of the shares that will be entitled to vote at the UDW EGM have granted proxies to vote in favor of adopting the New UDW Articles at the UDW EGM.

•	Company's Amended and Restated Rights Agreement ("Poison Pill") terminated.
September 22, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, today announced that the Scheme Conditions under the schemes of arrangement (the "Schemes") in respect of each of the Company and Drillships Financing Holding Inc. ("DFH"), Drill Rigs Holdings Inc. ("DRH") and Drillships Ocean Ventures Inc. ("DOV") (each in provisional liquidation) (each a "Scheme Company" and together, the "Scheme Companies") have been satisfied (or waived) in accordance with the terms of the relevant Scheme, the Restructuring Effective Date has occurred and the Company has completed its restructuring (the "Restructuring").
The Restructuring of each Scheme Company was effected by way of the Schemes under Cayman Islands law. The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, as described below, approximately $288 million in cash and $450 million of new secured debt. The creditors of the Scheme Companies (the "Scheme Creditors") who submitted a validly completed Account Holder Letter and/or Lender Claim Form together with a valid Confirmation Form to the Information Agent by 5:00 p.m. (Cayman Islands time) on September 13, 2017, have received or are in the process of receiving the scheme consideration to which they are entitled (other than Scheme Creditors which elected to receive New Non-Marginable Shares as described below).
After the hearing held before the U.S. Bankruptcy Court on September 20, 2017, the U.S. Bankruptcy Court issued an order granting comity and giving full force and effect to the Schemes in the United States.
The figures presented below include key preliminary financial information projected and estimated as of September 30, 2017:
•	Total cash of at least $690 million, including about $20 million restricted cash associated with the Ocean Rig Apollo.
•	Assets (book value basis) of about $2.9 billion, including about $570 million associated with newbuilding installments and about $650 million associated with the Ocean Rig Apollo.
•	Debt of about $567 million, including about $117 million associated with the Ocean Rig Apollo.
•	Backlog of about $1.2 billion, including about $109 million in termination fees associated with the Ocean Rig Apollo.
•	Common shares issued and outstanding after giving effect to all issuances contemplated in the Restructuring (after November 3, 2017, the date of the EGM): 91,555,982.

Restructuring Emergence Details
On September 21, 2017, the Company cancelled 22,222,222 of its treasury shares and 56,079,533 shares of the Company previously held by its subsidiary Ocean Rig Investments Inc.
On September 21, 2017, the Company effected a 1-for-9,200 reverse stock split of the then-existing shares of the Company's issued common stock. Following the reverse stock split, there were approximately 8,975 shares of the Company's stock issued and outstanding. The CUSIP number for the common stock following the reverse stock split is G66964118.
On the date hereof, which is the Restructuring Effective Date, the Company issued an aggregate of 90,651,603 common shares of the Company pursuant to the Schemes. Of this amount, 82,126,810 common shares (which together with 895,404 New Non-Marginable shares (described below) comprise 90.68% of the post-Restructuring equity of the Company), were issued to the Scheme Creditors or their nominees as part of the consideration for their claims on account of the Company's indebtedness. An additional 8,524,793 common shares were issued to a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, pursuant to the TMS Agreement described below.
Additionally, certain Scheme Creditors which opted to receive New Non-Marginable Shares pursuant to the Schemes in lieu of common shares, will receive such shares as soon as possible after the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company (as described below) and the passing of a resolution to redesignate certain of the Company's common shares as New Non-Marginable Shares at the UDW EGM. The UDW EGM is expected to take place on November 3, 2017. The New Non-Marginable Shares will be designated as class B convertible common shares of par value of U.S. $0.01 each of the Company and will not be listed on a national securities exchange or a national market system.

Discharge of JPLs
As soon as practicable after the Restructuring Effective Date, the Scheme Companies and the joint provisional liquidators ("JPLs") shall apply to the Cayman Court for discharge of the JPLs.
New Credit Facility
On the Restructuring Effective Date, pursuant to the Schemes, the Company and certain of its subsidiaries, as borrowers and guarantors, entered into a new credit agreement dated September 22, 2017 (the "New Credit Agreement") with the Scheme Creditors participating in the Schemes relating to DOV and DFH, or their nominees (the "Lenders"). The New Credit Agreement contains limited financial covenants. In addition, the Company and certain of its subsidiaries will guarantee the obligations of the New Credit Agreement and collateral has been granted to the Lenders by way of a first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of an about $450 million senior secured term loan facility bearing interest at 8.00% per annum with a maturity date of September 20, 2024. In connection with the entry into the New Credit Agreement, the borrowers and guarantors entered into a new intercreditor agreement dated September 22, 2017 (the "New Intercreditor Agreement") with the collateral agents and certain other parties thereto.
Management Services Agreement
On the Restructuring Effective Date, as part of the Restructuring, the Company and each of its vessel-owning subsidiaries entered into the Management Services Agreement dated September 22, 2017 (the "TMS Agreement"), pursuant to which TMS provides certain management services related to the Company drilling units, including but not limited to commercial, financing, legal and insurance services. In consideration for these services, the Company has agreed to pay TMS Offshore Services Ltd. ("TMS") an annual fee of $15.5 million (not including reimbursement for certain expenses incurred in connection with its performance of services as manager) plus up to an additional $10 million based on the satisfaction of certain performance metrics. The Company has also agreed to pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the TMS Agreement, subject to certain conditions.
The Company may terminate the TMS Agreement at any time, subject to the payment of a termination fee of the greater of (x) $150 million, which amount shall be reduced ratably on a daily basis over the term of the TMS Agreement, which initial term is ten years commencing from the commencement date or (y) $30 million (the "Convenience Termination Fee").  The Company may also terminate the TMS Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including the payment to an escrow account of the lesser of (x) of $50 million or (y) the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. The TMS Agreement may also be terminated by TMS if the Company defaults under the TMS Agreement and such default is not cured within ninety (90) days of written notice of such default.

The TMS Agreement replaced the management services agreement the Company and its subsidiaries had entered into with TMS on March 31, 2016, as amended.
Governance Agreement
On the Restructuring Effective Date, the Company entered into a Governance Agreement dated September 22, 2017 (the "Governance Agreement") with certain of the Scheme Creditors receiving new equity of the Company pursuant to the Schemes. The Governance Agreement provides for certain governance and shareholders' rights, including customary registration rights.
New UDW Articles
As previously announced, shareholders of the Company will have the opportunity to vote at the UDW EGM on proposals to: (i) adopt the Second Amended and Restated Memorandum and Articles of Association of the Company (the "New UDW Articles"), (ii) reduce the authorized share capital of the Company and (iii) re-designate issued and unissued authorized common shares as class A common shares (which the Company believes will continue to be traded on NASDAQ under the symbol "ORIG") and class B common shares of the Company, to reduce the number of unissued authorized preferred shares of the Company and to cancel the remaining unissued authorized common shares. Upon the adoption of the New UDW Articles, the Company's board of directors will increase in size to consist of seven directors, of which three directors will be appointed by certain significant Lenders granted appointment rights under the New UDW Articles (the "Lender Directors") and four directors will be appointed by Mr. Economou. The New UDW Articles will also provide that, until the later of the fifth anniversary of the Restructuring Effective Date and (ii) the day immediately preceding the fifth Annual General Meeting held after the Restructuring Effective Date, unless such provision is earlier terminated (the "Termination Date"), the right to remove a director will be limited to the persons entitled to designate such director or for cause by either the affirmative vote of at least two-thirds of the board of directors or a majority of the Lender Directors. Under the terms of the Governance Agreement, the shareholders that are a party thereto have agreed to vote against any proposal to amend the New UDW Articles or the winding-up of the Company unless such proposal is approved by the board of directors, including a majority of the Lender Directors.
The New UDW Articles will also provide that the Company will not take certain actions without the approval of the majority of the Lender Directors, including future issuances of common shares or other securities, the payment of dividends, if any, on the Company's common shares, the incurrence or modification of debt by the Company, amendments to the New UDW Articles, the entering into of certain extraordinary transactions and the Company's engagement in certain other Major Actions, as defined in the New UDW Articles. The Lender Directors will retain these veto rights until the Termination Date. Furthermore, until the three Lender Directors have been appointed following the adoption of the New UDW Articles, the Company will not be permitted to take any action if such action would otherwise require the approval of the Lender Directors. These veto rights provide the Lender Directors with significant influence over the Company's operations and strategy, and the Lender Directors may support proposals and actions with which shareholders may disagree or which are not in shareholders' interests.
Scheme Creditors representing at least two-thirds of the shares that will be entitled to vote at the EGM have, pursuant to the Schemes, granted proxies to vote in favor of adopting the New UDW Articles at the UDW EGM.
Formal notice of the UDW EGM, the Company's proxy statement and other proxy-related materials are expected to be sent to shareholders on or about Thursday, October 5, 2017. Investors and shareholders are urged to read the proxy materials when they become available because they will contain the proposals to be considered at the Meeting and other important information. The proxy statement will be also be furnished to the SEC on a Form 6-K and available to shareholders without charge on the SEC's website (www.sec.gov). Copies of the proxy statement can also be obtained, when available, without charge from the Company's website at www.ocean-rig.com.
Termination of the Company's Amended and Restated Rights Agreement ("Poison Pill")
On September 20, 2017, the Company entered into Amendment No. 1 to the Amended and Restated Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, (the "Rights Agent") (the "Amendment"). The Amendment was made in connection with the Restructuring and has the effect of terminating the Rights Agreement on the date on which the Company notifies the Rights Agent that all of the Restructuring Support Agreement Conditions (as defined in the explanatory statement issued by each of the Scheme Companies dated  July 21, 2017 pursuant to Order 102, Rule 20(4) of the Cayman Islands Grand Court Rules 1995 (Revised Edition) (the "Explanatory Statement")), other than the termination of the Rights Agreement, have been satisfied or waived pursuant to the Scheme (as defined in the Explanatory Statement).  The Company provided notice to the Rights Agent and effectively terminated the Rights Agreement on the Restructuring Effective Date.

Reminder to Scheme Creditors to submit Account Holder Letter and / or Lender Claim Form (together with a Confirmation Form) to receive Scheme Creditor Entitlements
Scheme Creditors who have not yet submitted a validly completed Account Holder Letter and / or Lender Claim Form (together with a validly completed Confirmation Form) to the Information Agent may still do so in order to receive their Scheme Entitlements.
Such Scheme Creditors should note that their Scheme Creditor Entitlements are being held in trust under a Holding Period Trust Agreement with GLAS Trustees Limited, as Holding Period Trustee. In order to receive their applicable Scheme Entitlements, such Scheme Creditors must submit their relevant documentation to the Information Agent prior to the expiry of the Holding Period (being the third anniversary of the Restructuring Effective Date, or September 22, 2020).
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George Economou, Chairman and CEO commented:
"I thank the Joint Provisional Liquidators, our advisors and our financial creditors for the tremendously hard work required to implement a complex restructuring of this nature. We have been supported throughout by our clients, employees and vendors and, having been placed on firm financial footing, Ocean Rig looks forward to focusing back on its underlying business."
Scheme Creditors should contact Prime Clerk as Information Agent (at oceanrigteam@primeclerk.com) if they have any queries with respect to the distribution of scheme consideration.
Where otherwise undefined, the terms used in this press release shall have the meaning given to them in the Explanatory Statement.
Further Information
A copy of the Explanatory Statement, which contains the Schemes, and other relevant documentation including the Account Holder Letter, Lender Claim Letter and Confirmation Form, has been made available through the Information Agent website at https://cases.primeclerk.com/oceanrig.
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on NASDAQ where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com